1066120
1-14493

3-1-02

02026556

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

CRGH

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF TELESP CELULAR PARTICIPAÇÕES S/A, HELD ON MARCH 27, 2002

(transcribed in summary form as permitted by article 130, § 1° of Law No. 6,404/76)

I. DATE, TIME AND PLACE:

I.1 – On March 27, 2002, at 11:00 AM, an Extraordinary General Shareholders' Meeting of Telesp Celular Participações S/A was held at Hotel Intercontinental, Suite Di Cavalcanti, at Alameda Santos, No. 1,123, in the City of São Paulo, State of São Paulo.

II. NOTICE AND ATTENDANCE:

II.1 – Notice to shareholders were duly published on March 9, 12 and 13, 2002, in the Official Gazette (*Diário Oficial do Estado de São Paulo*) and on March 11, 12 and 13, 2002, in the newspaper "Gazeta Mercantil"; and II.2 – Shareholders representing more than 2/3 (two-thirds) of the capital stock with voting rights were present to the meeting, as per the signatures on the Shareholders' Presence Book. The legal quorum was thus satisfactorily met.

III. PRESIDING OFFICERS:

Chairman: Gilson Rondinelli Filho; and Secretary: Luis Fernando Amadeo de Almeida

IV. AGENDA:

To resolve on: (a) the proposal of an increase in the authorized capital of the Company from 700,000,000,000 (seven hundred billion) shares to 1,400,000,000,000 (one trillion and four hundred billion) shares, with the consequent amendment to the caption of Article 5 of the Company's By-laws, which shall read as follows: "***Article 5** - The authorization limit to increase the capital stock is fixed in 1,400,000,000,000 (one trillion and four hundred billion) shares, common and/or preferred, the latter of any class, with due regard to the legal limit of 2/3 (two-thirds) for the issuance of preferred shares with no voting right.*"; (b) the proposal of the inclusion of a sole paragraph to Article 5 of the Company's By-laws, describing the possibility of issuing common shares in order to adjust the proportion between the common shares and the preferred shares with no voting rights to the dispositions of article 15, paragraph 2, of Law No. 6,404 of December 15, 1976 ("Law No. 6,404/76"), as amended by Law No. 10,303 of October 31, 2001 ("Law No. 10,303/01"), without the extension to the preferred shareholders of their preemptive rights referred to in article 171, paragraph 1, subparagraph b of Law No. 6,404, with the consequent amendment to Article 5 of the Company's By-laws, which shall read as follows: "***Sole Paragraph.** – In the issuance of common shares intended for the adjustment of the proportion between common shares and preferred shares with no voting rights, as provided in the article 15, paragraph 2, of Law No. 6,404 of December 15, 1976, as amended by Law No. 10,303 of October 31, 2001, the preemptive rights, pursuant to article 171, paragraph 1, subparagraph b of Law No. 6,404 of December 15, 1976, may not be granted to shareholders who own preferred shares.*"; and (c) adjustment of the caption

of Article 20 of the Company's By-laws to the new Corporation Law with the amendment of the advantages of the preferred shares issued by the Company, pursuant to Article 8, paragraph 1, of Law No. 10,303 and to Article 17, paragraph 1, of the new Corporation Law, , which shall read as follows: "***Article 20*** – *Preferred shares have no voting rights, except for what is provided by the sole paragraph of article 25 of this By-laws, and they have priority in any capital reimbursement, without premium, and the right to participate in the dividend distribution corresponding to at least 25% of the net profit for the fiscal year, to be calculated pursuant to Article 202 of the Corporation Law, with priority in any distribution of minimum, non-cumulative dividends, equivalent to the highest between (a) 6% (six percent) a year, on the amount resulting from the division of the subscribed capital by the total number of the Company's shares, or (b) 3% (three percent) a year, on the amount resulting from the division of the net equity by the Company's total number of shares, as well as the right to participate in the distribution of profits, on equal terms with common shares, after a dividend, equal to the minimum established for preferred shares, is secured for the common shares.*".

V. DECISIONS TAKEN BY THE MEETING:

(a) The shareholders who exercised their voting rights unanimously approved: the increase in the authorized capital of the Company from 700,000,000,000 (seven hundred billion) shares to 1,400,000,000,000 (one trillion and four hundred billion) shares, with the consequent amendment to the caption of Article 5 of the Company's By-laws, which shall read as follows: "***Article 5*** *- The authorization limit to increase the capital stock is fixed in 1,400,000,000,000 (one trillion and four hundred billion) shares, common and/or preferred, the latter of any class, with due regard to the legal limit of 2/3 (two-thirds) for the issuance of preferred shares with no voting rights.*". A voting right waiver, certified by the presiding officers, will be filed at the Company's headquarters and registered as document 1. (b) The majority of the shareholders approved the inclusion of a sole paragraph to Article 5 of the Company's By-laws, describing the possibility of issuing common shares in order to adjust the proportion between the common shares and the preferred shares with no voting rights to with the dispositions of article 15, paragraph 2, of Law 6,404/76, as amended by Law 10,303/01, with the consequent amendment to Article 5 of the Company's By-laws, which shall read as follows: "***Sole Paragraph.*** – *In the issuance of common shares intended for the adjustment of the proportion between common shares and preferred shares with no voting rights, as provided in the article 15, paragraph 2, of Law No. 6,404 of December 15, 1976, as amended by Law No. 10,303 of October 31, 2001, the preemptive rights, pursuant to article 171, paragraph 1, subparagraph b of Law No. 6,404 of December 15, 1976, may not be granted to shareholders who own preferred*

shares." A vote against this amendment, certified by the presiding officers, will be filed at the Company's headquarters and will also be registered as document 1; and (c) The shareholders unanimously approved the adjustment, pursuant to Article 8, paragraph 1 of Law No. 10,303/01, of the caption of Article 20 of the Company's By-laws, to the new wording of Article 17 of Law No. 6,404 of December 15, 1976, as amended by Law no. 10,303/01, in relation to the advantages of the preferred shares issued by the Company, which shall read as follows: "***Article 20*** *– Preferred shares have no voting rights, except for what is provided by the sole paragraph of article 25 of this By-laws, and they have priority in any capital reimbursement, without premium, and the right to participate in the dividend distribution corresponding to at least 25% of the net profit for the fiscal year, to be calculated pursuant to Article 202 of the Corporation Law, with priority in any distribution of minimum, non-cumulative dividends, equivalent to the highest between (a) 6% (six percent) a year, on the amount resulting from the division of the subscribed capital by the Company's total number of shares, or (b) 3% (three percent) a year, on the amount resulting from the division of the net equity by the Company's total number of shares, as well as the right to participate in the distribution of profits, on equal terms with common shares, after a dividend, equal to the minimum established for preferred shares, is secured for the common shares."*

Finally, in view of the proposals herein approved, the Company's By-laws was consolidated and will be filed with the Commercial Registry of the State of São Paulo (*Junta Comercial do Estado de São Paulo* – JUCESP) apart of this document. As there was nothing further to discuss, the meeting was closed, and the minutes were drawn up, read, and signed by all those present to the Meeting. São Paulo (SP), March 27, 2002. PORTELCOM PARTICIPAÇÕES S/A By José João Sottomayor Roque de Pinho; PORTUGAL TELECOM, S.G.P.S., S/A By José João Sottomayor Roque de Pinho; F&C EM MK UMBRELLA FUND –GL EM MK PORTFOLIO By Daniel Alves Ferreira; STATE STREET EMERGING MARKETS p.p. Daniel Alves Ferreira; STATE OF OREGON By Daniel Alves Ferreira; Telecomunicações Fundo de Invest. em Ações By Daniel Alves Ferreira; Itaú Carteira Livre Fundo de Investimento em Ações By Susumu Asai; Itaú Personnalité Technique Fundo de Investimento em Ações By Susumu Asai; Itaúações Fundo de Investimento em Ações By Ligia Silva Leite Montagnani; Itaú Private Índice Ações Plus By Ligia Silva Leite Montagnani; Laerte de Jesus Aliotti; Carlos Alberto Ferreira; Gilson Rondinelli Filho, Chairman of the Meeting. Luis Fernando Amadeo de Almeida, Secretary.

THE PRESENT IS AN EXAMINED COPY OF THE MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF TELESP CELULAR

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF TELESP CELULAR PARTICIPAÇÕES S/A, HELD ON MARCH 27, 2002

(transcribed in summary form as permitted by article 130, § 1° of Law No. 6,404/76)

PARTICIPAÇÕES S/A, HELD ON MARCH 27, 2002, AND ENTERED IN THE MINUTES OF SHAREHOLDERS' MEETING BOOK.

CONSOLIDATED BY-LAWS OF TELESP CELULAR PARTICIPAÇÕES S/A APPROVED BY THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING HELD ON MARCH 27, 2002

TELESP CELULAR PARTICIPAÇÕES S/A

CNPJ nº 02.558.074/0001-73
N.I.R.E. 35.3.001.587.9-2

BY-LAWS

CHAPTER I
CHARACTERISTICS OF THE COMPANY

CHARTER

Article I – TELESP CELULAR PARTICIPAÇÕES S.A., is an authorized capital corporation governed by the Corporation Law (Law No. 6,404/76), the telecommunications legislation, these By-laws, the commercial law and practices and other applicable legal provisions.

CORPORATE PURPOSES

Article 2 – The purposes of the Company are:

I to exercise control over companies related to the telecommunications sector;

II to promote, through subsidiaries or affiliates, the expansion and establishment of telecommunications services;

III to promote, carry out or direct the acquisition of funds from external sources to be used by the Company or by its subsidiaries;

IV to promote and foster study and research activities aimed at the development of the telecommunications sector;

V to provide, through subsidiaries or affiliates, specialized technical services in the telecommunications area;

VI to promote, foster and coordinate, through its subsidiaries or affiliates, the education and training of the personnel required in the telecommunications sector;

VII to carry out and promote the importation of goods and services for its subsidiaries or affiliates;

VIII to carry out other activities that are similar or related to its corporate purposes; and

IX to participate in other companies.

HEADQUARTERS

Article 3 – The Company is headquartered in the State of São Paulo, and may, by decision of the Board of Directors, incorporate or extinguish subsidiaries, agencies, branches, offices, departments and representative offices anywhere in Brazil or abroad.

DURATION

Article 4 – The duration of the Company is indefinite.

CHAPTER II
CAPITAL

AUTHORIZED CAPITAL

Article 5 – The authorization limit to increase the capital stock is fixed in 1,400,000,000,000 (one trillion and four hundred billion) shares, common and/or preferred, the latter of any class, with due regard to the legal limit of 2/3 (two-thirds) for the issuance of preferred shares with no voting right.

Sole Paragraph – In the issuance of ordinary shares intended for the adjustment of the proportion between common shares and preferred shares with no voting right, as provided in the article 15, paragraph 2, of Law No. 6,404 of December 15, 1976, as amended by Law No. 10,303 of October 31, 2001, the preemptive rights, pursuant to article 171, paragraph 1, subparagraph b of Law No. 6,404 of December 15, 1976 may not be granted to shareholders who own preferred shares.

AUTHORIZED CAPITAL INCREASE

Article 6 – The Shareholders' Meeting may increase the limit for authorized capital if it has been reached or if the difference between the limit and the subscribed capital is insufficient for the capitalizations foreseen for the fiscal year.

Sole Paragraph – Within the limit on the authorized capital, and in accordance with a plan approved by the Shareholders' Meeting, the Board of Directors may grant stock purchase options to its managers, to employees and to individuals who perform services for the company or its subsidiaries.

CAPITAL STOCK

Article 7 – The subscribed capital stock, fully paid-up, is R$ 1,873,346,716.53 (one billion, eight hundred and seventy three million, three hundred and forty six thousand, seven hundred and sixteen reais and fifty three cents), represented by 458,367,772,449 (four hundred and fifty eight billion, three hundred and sixty seven million, seven hundred and seventy two thousand, four hundred and forty nine) shares, of which 160,138,996,277 (one hundred and sixty billion, one hundred and thirty eight million, nine hundred and ninety six thousand, two hundred and seventy seven) are nominative common shares, and 298,228,776,172 (two hundred and ninety eight billion, two hundred and twenty eight million, seven hundred and seventy six thousand, one hundred and seventy two) are nominative preferred shares, all with no par-value.

CAPITAL INCREASE

Article 8 – The Company may increase its capital by:

I. the capitalization of profits and reserves;

II. the conversion of debentures or founder's stock into shares, and the exercise of rights granted to subscription rights or stock purchase options; and

III. public or private issuance of shares.

CAPITALIZATION OF PROFITS OR RESERVES

Article 9 – The Shareholders' Meeting or the Board of Directors may increase the corporate capital through the capitalization of profits or reserves allocated by the Shareholders' Meeting.

Paragraph 1 – The capitalization shall not alter the number of shares.

Paragraph 2 – A balance of profits or reserves lower than 1% (one per cent) of the corporate capital shall not be capitalized.

CONVERSION OF OTHER SECURITIES INTO SHARES

Article 10 – Capital increases resulting from the conversion into shares of debentures or founder's stock or the exercise of subscription rights shall be approved by the Shareholders' Meeting, in accordance with the conditions set forth in the certificates representing such securities.

SUBSCRIPTION OF SHARES

Article 11 – Once ¾ (three quarters) of the corporate capital has been paid-up, the Board of Directors may increase it within the limits of the authorized capital, through public or private issuance of shares, subject to the applicable law.

Paragraph 1 – Proposals for capital increases shall specify:

I. In the case of shares to be paid-up in cash:

a) the number of shares to be issued and respective types and classes;

b) the issuance price of the shares and the premium, if any;

c) the time period for the placement or subscription of shares;

d) the initial payment value, which shall not be lower than 10% (ten per cent) of the issuance price, and the amounts of the subsequent installments, if any; and

e) the dates for payment of the subsequent installments related to the amount subscribed, if any, provided that the issuance price of subscribed shares shall be fully paid-up before or at the ending of the fiscal year the capital increase occurred.

II. In the case of shares to be paid-up with credits:

a) the number of shares to be issued and respective types and classes;

b) the issuance price and premium, if any; and

c) the book value of the credit to be capitalized, if applicable.

III. In the case of shares to be paid-up with assets:

a) the value of the assets, determined as provided in Article 8 of the Corporation Law;

b) the number of shares to be issued and respective types and classes; and

c) the issuance price and premium, if any.

Paragraph 2 – The issuance price shall be fixed taking into account the market value of the shares, their book value and the Company's profitability prospects, and without undue dilution of the existing shareholders.

Paragraph 3 – Except as provided in Article 15 of this By-laws, capital increases shall be preceded by the granting of preemptive rights.

PUBLIC ISSUANCE OF SHARES

Article 12 – Capital increases placed in public issuance shall be registered with *Comissão de Valores Mobiliários* – CVM and shall be effected through a financial institution.

Paragraph 1 – After the termination of the subscription period and in case of the shares issued have been fully subscribed, the Shareholders' Meeting shall ratify the capital increase in the amount subscribed.

Paragraph 2 – If the minimum issuance price is not subscribed, the capital increase will not be carried out, and the subscribers shall be reimbursed for the amounts they have paid.

PRIVATE ISSUANCE OF SHARES

Article 13 – Capital increases placed in private issuance of shares shall be preceded by and carried out in accordance with a decision of the Board of Directors.

Sole Paragraph - After the shares have been fully subscribed, the Board of Directors shall declare the capital increase effective, in the amount subscribed.

PREEMPTIVE RIGHTS

Article 14 – Shareholders shall have preemptive rights to subscribe shares issued as a result of capital increases, in the proportion of the number of their respective shares.

Paragraph I – Shareholders will have 30 (thirty) days to exercise preemptive rights.

Paragraph 2 – The preemptive right will be exercised in a single option. In the case of capital increases placed by private issuance, shareholders shall be entitled to subscribe shares not subscribed by the other shareholders, pro rata among the participating shareholders, unless otherwise decided by the Board of Directors.

ELIMINATION OF PREEMPTIVE RIGHTS

Article 15 – The Board of Directors may decide to eliminate preemptive rights to subscribe shares or convertible debentures or founder's stock and subscription rights that are placed by:

I. public issuance or sale on a stock exchange;

II. share swap, in a public offer, for acquisition of control, as provided in Arts. 257 and 263 of the Corporation Law; or

III. to take advantage of tax incentives, as provided by special law.

SUBSCRIPTION LIST OR BULLETIN

Article 16 – Subscriptions of shares shall be carried out through the signature of the subscription bulletin or list or by letter.

Sole Paragraph – The bulletin, list and letter shall not be required for capitalizations of reserves, appropriations or credits that must be converted into capital stock by law, regulation or contractual obligation.

PAYMENT OF SUBSCRIBED SHARES

Article 17 – The shareholder is required to pay-up the subscribed capital in accordance with the conditions established in the act of subscription, which may provide that payments will be made through calls by the Board of Executive Officers.

Sole paragraph – The shareholder that fails to make timely payment will be automatically considered to be in default, and will be required to pay interest at the rate of 1% (one per cent) per month, plus monetary correction and a fine of 10% (ten per cent) of the value of the overdue installment.

CHAPTER III
SHARES

CHARACTERISTICS

Article 18 – The corporate capital is represented by common and preferred shares, without par value, and the Company is not required to maintain the proportions of common and preferred shares when the corporate capital is increased, subject to applicable law and this Charter.

ORDINARY SHARES

Article 19 – Each common share is entitled to one vote at the Shareholders' Meeting.

PREFERRED SHARES

Article 20 – Preferred shares have no voting rights, except for what is provided by the sole paragraph of article 25 of this By-laws, and they have priority in any capital reimbursement, without premium, and the right to participate in the dividend distribution corresponding to at least 25% of the net profit for the fiscal year, to be calculated pursuant to Article 202 of the Corporation Law, with priority in any distribution of minimum, non-cumulative dividends, equivalent to the highest between (a) 6% (six percent) a year, on the amount resulting from the division of the subscribed capital by the Company's total number of shares, or (b) 3% (three percent) a year, on the amount resulting from the division of the net equity by the Company's total number of shares, as well as the right to participate in the distribution of profits, on equal terms with common shares, after a dividend, equal to the minimum established for preferred shares, is secured for the common shares.

Sole Paragraph – Preferred shares will become entitled to vote if the Company fails to pay the minimum dividends as provided herein for a period of 3 (three) consecutive years.

SHARES IN BOOK ENTRY FORM

Article 21 – Shares shall be in book-entry form and shall be held on deposit, with a financial institution, in the name of the shareholders, and shall not be certified.

CERTIFICATES

Article 22 – The Board of Directors may decide that the shares will be represented by certificates representing one or several shares.

Paragraph 1 – Certificates shall be issued only after the shares have been fully paid-up. Prior to the paying-up of the shares and at the shareholder's request and expenses, the Company shall issue temporary certificates.

Paragraph 2 – The certificates will be authenticated mechanically.

CHAPTER IV
CORPORATE BODIES

CORPORATE BODIES

Article 23 – The Company shall have the following bodies:

I. The Shareholders' Meeting;

II. The Board of Directors;

III. The Executive Board;

IV. The Statutory Audit Committee.

SECTION I
SHAREHOLDERS' MEETING

Article 24 – The Shareholders' Meeting is the highest body of the Company, entitled to resolve on all the matters related to the corporate purposes and to take the steps it deems advisable for the protection and development of the Company.

EXCLUSIVE POWERS

Article 25 – The Shareholders' Meeting shall have the power exclusively:

I. to amend this By-laws;

II. to authorize the issuance of debentures or convertible debentures, or sell them from treasury, or to authorize the sale of convertible debentures of subsidiaries owned by the Company; the Shareholders' Meeting may delegate to the Board of Directors the power to decide on maturity and repayment and redemption terms, the interest terms and timing of interest payments, equity participations, and redemption premiums, if any, and the method of subscription or placement, as well as the type of debentures;

III. to consider appraisals of assets being contributed by shareholders to the Company's capital;

IV. to decide on changes of corporate form, mergers, consolidations and split-ups of the Company and its dissolution and liquidation, and to appoint liquidators, remove them from office and approve their accounts;

V. to suspend the rights of shareholders who do not comply with obligations imposed by law or this By-laws;

VI. to elect members of the Board of Directors and members of the Statutory Audit Committee and remove them from office at any time;

VII. to decide on the aggregate or individual compensation of the members of the Board of Directors, the Executive Board, and the members of the Statutory Audit Committee. The shareholders may appoint a Compensation Committee for purposes of this item;

VIII. to receive the annual accounts from management and decide on the financial statements that they submit;

IX. to decide on the institution by the Company of proceedings against members of management for damages caused to its assets, as provided in Article 159 of the Corporation Law;

X. to authorize the disposition, in whole or in part, of shares of a subsidiary;

XI. to decide on capital increases through the issuance of new shares;

XII. to authorize waivers of rights to subscribe to shares or convertible debentures of its subsidiaries;

XIII. to decide on the issuance of any other instruments or securities, in Brazil or abroad;

XIV. to authorize the exchange of shares or other securities; and

XV. to approve before execution any long-term contracts between the Company or its subsidiaries, on the one hand, and the controlling shareholder or subsidiaries, affiliates, entities under common control or controlling shareholders of the latter, or companies that are otherwise related parties with respect to Company, on the other hand, except when the contracts consist of standard forms.

Sole paragraph – Without prejudice to the provisions of ss. 1, Article 115 of the Law 6,404/76, preferred shareholders shall have the right to vote on decisions taken at Shareholders' Meeting of the kind referred to in item XV of this article, as well as those relating to the amendment or revocation of the following provisions of this By-laws:

I. item XV of Article 25;

II. sole paragraph of Article 26; and

III. Article 55.

CALLING OF MEETINGS

Article 26 –Shareholders' Meeting shall be called by the Board of Directors, and minutes of meetings shall be approved by the Chairman or as provided in the Sole Paragraph of Article 123 of Law No. 6,404/76.

Sole Paragraph – In the cases provided for in Article 136 of Law No. 6,404/76, the first notice of the Meeting of Shareholders shall be given at least 30 (thirty) days in advance and the second notice shall be given at least 10 (ten) days in advance.

COMPOSITION OF THE MEETING

Article 27 – The Shareholders' Meeting shall be opened by the President of the Company and shall proceed to the election of the officers of the meeting, consisting of a chairman and a secretary selected from among the shareholders present at the meeting.

MINUTES

Article 28 – Minutes of Shareholders' Meeting shall be prepared and signed by the officers and by shareholders present at the meeting who represent at least the minimum required for the decisions made.

Paragraph I – The minutes shall be prepared in summary factual form and shall reflect dissenting opinions and protests.

Paragraph 2 – Unless the meeting decides to the contrary, the minutes shall be published without the signatures of the shareholders.

ANNUAL SHAREHOLDERS' MEETING

Article 29 – An Annual Meeting of Shareholders shall be held within four months of the end of each fiscal year for the purpose of:

I. receiving the accounts of management and reviewing, discussing and voting on the financial statements;

II. deciding on the allocation of the net profits for the fiscal year and the distribution of dividends; and;

III. electing the members of the Statutory Audit Committee and, when applicable, the members of the Board of Directors.

SPECIAL SHAREHOLDERS' MEETING

Article 30 – A Special Shareholders' Meeting shall held whenever the interests of the Company so require.

SECTION II
MANAGEMENT OF THE COMPANY

BOARD OF DIRECTORS AND EXECUTIVE BOARD

Article 31 – The Company shall be managed by the Board of Directors and by the Executive Board.

Paragraph 1 – The Board of Directors, acting as a collegiate body, shall be responsible for managing the policies of the Company.

Paragraph 2 – The Executive Board is the executive body for corporate management, with each Executive Officer acting in accordance with his or her powers.

Paragraph 3 – The authority and powers conferred by law upon each of the management bodies may not be granted to any other body.

POWERS

Article 32 – The Board of Directors shall:

I. set the general business policy of the Company and ensure the execution thereof;

II. call Shareholders' Meeting;

III. approve and submit to the Shareholders' Meeting the financial statements and the report of management, including the consolidated financial statements;

IV. elect the Company's Executive Officers and remove them from office at any time, and establish their powers, in accordance with applicable law and the provisions of this By-laws;

V. supervise the management of the Company by the Executive Officers, examine the Company's books at any time; and request information regarding contracts that have been concluded or that are in the process of being concluded, or any other documents;

VI. appoint the independent auditors and remove them from office;

VII approve or alter the form of organization of the Board of Directors;

VIII. decide on the terms for the issuance of debentures, by delegation of the Shareholders' Meeting;

IX. authorize disposals of real property of the Company not provided in the budget;

X. approve equity investments by the Company in other companies and disposals thereof, including the formation of subsidiaries;

XI. approve guaranties by the Company of obligations of third parties;

XII. authorize purchases of shares of the Company for cancellation or retention in treasury and subsequent disposal;

XIII. authorize the purchase of shares issued by affiliated companies;

XIV. decide on the issuance of shares and subscription rights, within the limits of the authorized capital, as permitted by applicable law and this By-laws;

XV. authorize the issuance of commercial paper; and

XVI. carry out other activities assigned to it by law, by this By-laws or by the Shareholders' Meeting.

BOARD OF DIRECTORS

Article 33 – The Board of Directors shall be composed of an odd number of members, with a minimum of 5 (five) and a maximum of 19 (nineteen) members.

Paragraph 1 – The Shareholders' Meeting that elects the members of the Board of Directors shall appoint, among the elected members, 1 (one) Chairman and 1 (one) Vice-Chairman.

Paragraph 2 – The members of the Board of Directors shall be elected by the Shareholders' Meeting for a term of 3 (three) years, with a year consisting of the period between 2 (two) Annual Shareholders' Meeting.

MEETINGS

Article 34 – The Board of Directors shall hold a regular meeting once each quarter and shall hold special meetings when they are called by the Chairman or by 2 (two) members of the Board of Directors, and minutes of meetings shall be kept in the proper corporate minutes of shareholders' meeting book.

ACTIONS OF THE BOARD OF DIRECTORS

Article 35 – The Board of Directors shall act by majority vote, with a majority of the members present; the Chairman or his alternate shall have a casting vote in addition to

his regular vote, and he shall be responsible for approving the minutes of meetings, as necessary.

REPLACEMENT

Article 36 – In the event of absence or impediment, the Chairman of the Board of Directors shall be replaced by any of the Vice-Chairmans or by the Vice-Chairman appointed by the Board of Directors or by a Board member appointed for that purpose.

Paragraph 1 – In case of absence or impediment of any other member of the Board of Directors, the absent member shall indicate in writing, his alternate among the other members of the body, to represent him and deliberate on his behalf.

Paragraph 2 – The members of the Board of Directors that appoint alternates, as provided for herein, shall be considered to be present at the meeting.

Paragraph 3 – In the event of absence or impediment that prevent a decision from being made, the Board members present at the meeting may call upon Executive Officers to join the Board.

VACANCY

Article 37 – Besides cases of death, resignation, removal from office and the others provided for by law, a position shall be deemed vacant when a Board member fails to take office within 30 (thirty) days after his appointment, or ceases to exercise his powers for more than 30 (thirty) consecutive days or 90 (ninety) interposed days, during the term of his mandate, without cause, as decided by the Board of Directors.

Paragraph 1 – When there is a vacancy on the Board, the replacement will be made in accordance with Art. 36 of this By-laws until the first Shareholders' Meeting following the event takes place and a new member is appointed to finish the term.

Paragraph 2 – In the case of vacancy in the office of Chairman or of 2/3 (two-thirds) of the Board, the remaining members shall call a Shareholders' Meeting immediately.

Paragraph 3 – The resignation of a Board member must be communicated to the Board of Directors by letter and shall be effective vis-à-vis the Company when given, and vis-à-vis third parties after the notice of resignation is filed with the commercial registry and published.

EXECUTIVE BOARD

Article 38 – The Board of Directors shall consist of 2 (two) or more Directors, up to 9 (nine), 1 (one) of them to be the CEO and 1 (one) the Vice-CEO.

Paragraph 1 – Up to 1/3 (one third) of the members of the Board of Directors may be elected as Executive Officers.

Paragraph 2 – The Executive Officers shall be elected by the Board of Directors, which shall designate the CEO and the Vice-CEO.

Paragraph 3 – The term of the Board of Executive Officers shall be 3 (three) years, and the Executive Officers shall be eligible for reelection and may be removed from office at any time.

Paragraph 4 – For the purposes of this article, a year shall consist of the period between two Annual Shareholders' Meeting.

POWERS

Article 39 – Except for powers reserved to the shareholders or to the Board of Directors, the Executive Board, as a management body of the Company, shall have power and responsibility for running the ordinary course of business, including, but not limited:

I. to establish specific policies and guidelines within the general business policies established by the Board of Directors;

II. to evaluate the budget and general annual and pluriannual plans of the Company and submit them to the Board of Directors for approval;

III. to report periodically to the Board of Directors on the general progress of the Company's business;

IV. to submit to the Board of Directors proposals on the participation of the Company in the capital of other Companies;

V. to make proposals to the Board of Directors regarding disposals of real property of the Company, and authorize the disposal of other permanent assets, with the exception of instruments or securities, in Brazil or abroad;

VI. to authorize reasonable contributions for the benefit of employees or the community, bearing in mind the Company's social responsibilities;

VII. to evaluate the balance sheet and the other financial statements and the Company's Annual Report, and to make recommendations regarding distributions of profits, submitting them to the Statutory Audit Committee, the Independent Auditors and the Board of Directors;

VIII. to define the powers of the Executive Officers and employees:

a) to take actions that create or amend obligations of the Company, and those that release third parties;

b) to authorize the payment of fines imposed on the Company, and to investigate the causes and implement any necessary administrative measures;

c) to approve purchases; and

d) to approve proposals relating to promotion of employees.

IX. to establish the chart of staff positions and salaries, work rules, the workforce chart, and the Company's employee benefits plan;

X. to approve purchases of insurance for the Company;

XI. to approve pay schedules and adjustments and benefits granted to employees and their families and decide on the execution and implementation of human resources programs and plans;

XII. to approve the opening of accounts with financial institutions and borrowings by the Company, in Brazil or abroad, in accordance with the applicable law;

XIII. to approve the creation of liens on property of the Company to secure financing of the Company;

XIV. to decide on financing, borrowings, and the granting of sureties, bonds and other similar guaranties and the relending of funds to its subsidiaries; and

XV. to decide on other matters deemed to be under the collective jurisdiction of the Executive Board, or matters referred by the Board of Directors.

POWERS OF EXECUTIVE OFFICERS

Article 40 – The specific powers of each of the members of the Board of Executive Officers are as follows:

I. CEO:

1. to represent the Company in court or otherwise, vis-à-vis its subsidiaries, the shareholders and the general public. The CEO may appoint attorneys in fact and name representatives;

2. to supervise the Company's activities;

3. to delegate authority to the other Executive Officers and to employees to carry out specific actions, in accordance with efficient management;

4. to draw up documents that reflect the decisions of the Executive Board or that derive from those decisions;

5. to appoint persons to represent the Company at meetings of shareholders of subsidiaries and of other companies in which it has an equity interest;

6. to authorize the publication of the Annual Report on the Company's Activities;

7. to direct activities related to the management of regulations, legal advice and auditing;

8. to call meetings of the Executive Board; and

9. to carry out emergency actions subject to subsequent approval by the Executive Board.

II. VICE-CEO:

1. to replace the CEO in the event of absence or impediment;

2. to assist the CEO in the performance of his duties;

3. to direct the coordination of business planning and development for the Company and its subsidiaries;

4. to plan, coordinate and direct financial and economic activities;

5. to evaluate the performance of its subsidiaries;

6. to administer the Company's shareholdings in its subsidiaries;

7. to draft the Annual Report on the Company's Activities; and

8. to carry out other tasks delegated to him by the CEO.

III. DIRECTOR OF INVESTOR RELATIONS:

1. to administer the shareholder policies;

2. to represent the company with any regulatory agency, institutional entity or organization acting on the local or international securities market;

3. to carry out the functions of investor relations, namely to provide information to the investor public, to the Securities Commission (*Comissão de Valores Mobiliários* - CVM) and, in the event the Company is listed at stock exchanges or at organized over-the-counter markets, to such entities, as well as to keep the Company's registration updated;

4. to carry out other tasks delegated to him/her by the CEO.

Paragraph I – The remaining Executive Officers shall be responsible for conducting, directing, verifying and coordinating the company's technological, commercial and market developing activities in accordance with the powers delegated to them.

Paragraph 2 – The function of investor relations may be cumulatively held by the Executive Officer appointed by the Board of Directors.

MEETINGS

Article 41 – The Executive Board shall hold a regular meeting once a month and shall hold special meetings when they are called by the CEO or by at least 2 (two) of its members. The minutes of the meetings shall be kept in the appropriate corporate minute book.

ACTIONS OF THE EXECUTIVE BOARD

Article 42 – The Executive Board shall act by majority vote, with a majority of the members present; the CEO shall have a casting vote in addition to his regular vote.

REPLACEMENTS

Article 43 – In the event of absence or impediment, the CEO shall be replaced by the Vice-CEO.

Sole Paragraph – The remaining Executive Officers shall be replaced by any other officer present at the meeting.

VACANCY

Article 44 – In case of vacancy of members of the Executive Board caused by death, resignation, removal from office or other reasons provided in the law, the Board of Directors shall elect an Executive Officer to serve the remainder of the term of the vacant position. In case the post of CEO becomes vacant, or until the elected CEO takes office, the Vice-CEO shall combine both functions, acting also in accordance with the competence reserved to the CEO as set forth by the present By-laws.

Sole Paragraph – The resignation of an Executive Officer shall be accomplished by written notice to the Board of Directors and shall be effective vis-à-vis the Company when given, and vis-à-vis *bona fide* third parties after the notice of resignation is filed with the commercial registry and published.

COMPANY'S OBLIGATIONS

Article 45 – Without prejudice to the provisions of item 1, section 1 of Article 40 of this By-laws, all documents binding the Company shall be signed:

a) by 2 (two) Executive Officers, 1 (one) of whom is the CEO or an Executive Officer appointed by him;

b) by 1 (one) Executive Officer, with duly delegated powers; and

c) by an attorney in fact appointed by a power of attorney granted by 2 (two) Executive Officers, specifying the special powers and terms.

Paragraph I – Company obligations represented by certificates will require the signature of two Executive Officers or the signatures replaced by seal.

Paragraph 2 – The Executive Board may deliberate, pursuant to the terms and within the legal limits, that certain Company documents be signed by seal.

SECTION III
STATUTORY AUDIT COMMITTEE

Article 46 – The Statutory Audit Committee is the body that audits the management of the Company, and it shall function on a permanent basis and carry out its powers as provided by law.

Paragraph I – The Statutory Audit Committee shall be composed of 3 (three) to 5 (five) regular members and same number of alternates.

Paragraph 2 – The members of the Statutory Audit Committee shall be elected at the Annual Shareholders' Meeting for a term of 1 (one) year, a year consisting of the period between 2 (two) Annual Shareholders' Meeting, and they shall be eligible for reelection.

DUTIES OF THE STATUTORY AUDIT COMMITTEE

Article 47 – The duties of the Statutory Audit Committee shall be:

I. to audit the actions of management and verify compliance with the requirements of law and this By-laws;

II. to provide opinions regarding the annual report of management, indicating any additional information that it deems necessary or useful for the Shareholders' Meeting;

III. to provide opinions regarding the proposals of the management bodies to be submitted to the Shareholders' Meeting, regarding amendments to the corporate capital, the issuance of debentures or subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-ups;

IV. to report to the management bodies and, if the latter do not take the necessary steps to protect the interests of the Company, to the Shareholders' Meeting, on any errors, frauds, or crimes that it discovers and to recommend necessary steps to the Company;

V. to call the Annual Shareholders' Meeting if the management bodies delay in calling it for more than 1 (one) month, and to call a special meeting if serious or urgent

reasons exist, including in the agendas of the meetings the matters that it deems necessary;

VI. to analyze the interim balance sheet and other financial statements prepared periodically by the Company;

VII. to examine the financial statements for the fiscal year and provide an opinion regarding them; and

VIII. to carry out the duties stipulated by law or defined by the Shareholders' Meeting in the event of the liquidation of the Company.

MEETINGS

Article 48 – The Statutory Audit Committee shall hold 1 (one) regular meeting quarterly and shall hold special meetings as necessary.

Paragraph I – Meetings shall be called by the Company's CEO or by any member of the Committee.

Paragraph 2 – The Committee shall act by majority vote, with a majority of the members present.

REPLACEMENT

Article 49 – Each member of the Statutory Audit Committee shall be replaced, in the event of absence or impediments, by the respective alternate member.

VACANCY

Article 50 – Besides cases of death, resignation and removal from office and other cases provided for by law, a position shall be deemed vacant when a member of the Statutory Audit Committee fails, without just cause, to attend 2 (two) consecutive meetings or a total of 3 (three) meetings during a year.

Paragraph I – In case of a position vacant, the replacement shall due regard with the dispositions of Art. 36 of this By-laws.

Paragraph 2 – If more than half of the positions become vacant and there are no alternates to meet, a Shareholders' Meeting shall be called to elect new members of the Statutory Audit Committee.

CHAPTER V
FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Article 51 – The fiscal year shall have a duration of 12 (twelve) months, beginning on the 1st (first) of January of each year and ending on the last day of December.

DISTRIBUTION OF PROFITS

Article 52 – Along with the financial statements, the Executive Board shall submit proposals regarding distribution of the net profits of the year for Board of Directors' approval; the Board of Directors shall then submit the financial statements to the Shareholders' Meeting.

Paragraph 1 – 25% (twenty five percent) of the net profits, adjusted in accordance with items I, II and III of Art. 202 of the Corporation Law, shall be distributed as dividends, as provided in the following article.

Paragraph 2 – The Board of Directors may, upon proposal of the Executive Board, authorize the distribution of interim dividends, in accordance with Art. 204 of the Corporation Law, which shall be taken from one of the following reserves: profits of the fiscal year, retained earnings or profits reserves.

DIVIDENDS

Article 53 – The minimum mandatory dividend amount shall be allocated first to payment of the preferred dividends on preferred shares, up to the preferred limit, and thereafter by payments to the holders of ordinary shares up to the same limit as the preferred shares. The balance, if any, shall be paid pro rata to all the shares on equal terms.

Paragraph 1 – Dividends will be paid within sixty days following the Shareholders' Meeting that approved the financial statements and the proposal of distribution of profits.

Paragraph 2 – The management bodies are authorized to pay or credit interest on capital as provided in (S) 7 of Art. 9 of Law 9,249/95 of 12/26/95 and applicable law and regulations, up to the limit of the minimum mandatory dividends provided for in Art. 202 of Law 6,406/76, which shall be credited against said dividends, even when included in the minimum dividend for preferred shares.

Paragraph 3 – Dividends not claimed within 3 (three) years shall revert to the Company.

CHAPTER VI
LIQUIDATION OF THE COMPANY

REGIME

Article 54 – The Company shall be liquidated in the cases provided for by law, or by decision of the Shareholders' Meeting, which shall determine the manner of liquidation, shall select the liquidator, and shall install a Statutory Audit Committee for the period of the liquidation, elect its members and determine their compensation.

CHAPTER VII
GENERAL PROVISIONS

Article 55 – Approval by the Company, through its representatives, of mergers, split-ups, consolidations, or dissolution of its subsidiaries shall be preceded by an economic-financial analysis performed by an independent company of recognized international standing, to confirm that all of the companies involved are being treated equitably; the shareholders of the companies involved shall have full access to the report on the analysis.

I hereby certify that the present is a consolidated copy of the By-laws of Telesp Celular Participações S.A. as approved by the Extraordinary General Meeting of Shareholders held on March 27, 2002.

São Paulo, March 27, 2002

Luis Fernando Amadeo de Almeida
Secretary of the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: March 29, 2002

By: ______________________

Name: Maria Paula Canais
Title: Director of Investor Relations